UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 4, 2020, Kitov Pharma Ltd. (the “Company”) received a notification letter from Nasdaq stating that Nasdaq has determined that for ten consecutive business days (from August 21, 2020 through September 3, 2020), the closing bid price of the Company’s American Depositary Shares (ADSs) has been at $1.00 per ADS or greater, and accordingly, the Company has regained compliance with its minimum bid price for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) and the matter is now closed.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117 and 333-211477), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 8, 2020	KITOV PHARMA LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

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